UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

☒             Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐   Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended                                         Commission File Number

ALDERON IRON ORE CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1240-1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

(Address and telephone number of registrant’s principal executive offices)

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

(866) 261-9756

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock	NYSE Amex LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. ☐ Yes 82-              ☒ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes     ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F of Alderon Iron Ore Corp. (the “Registrant”) is being filed to include certain additional exhibits.  No other amendment to the Registrant’s Registration Statement on Form 40-F is being effected hereby.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Registration Statement to be signed on behalf of the undersigned, thereunto duly authorized.

ALDERON IRON ORE CORP.

By:	/s/ “Tayfun Eldem”
Tayfun Eldem
President and Chief Executive Officer

Date: February 23, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit		Description

Annual Information
99-1	*	Annual Information Form for the year ended December 31, 2010
99-2	*	Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009
99-3	*	Audited Financial Statement for the years ended December 31, 2010 and 2009

Quarterly Information
99-4	*	Unaudited interim financial statement for the nine month period ended September 30, 2011
99-5	*	Management’s Discussion and Analysis for the period ended September 30, 2011
99-6	*	Unaudited interim financial statement for the six month period ended June 30, 2011
99-7	*	Management’s Discussion and Analysis for the period ended June 30, 2011
99-8	*	Unaudited interim financial statement for the three month period ended March 31, 2011
99-9	*	Management’s Discussion and Analysis for the period ended March 31, 2011

Shareholder Meeting Materials
99-10	*	Management Information Circular as at August 11, 2011

Material Change Reports
99-11	*	Material Change Report dated January 18, 2012
99-12	*	Material Change Report dated December 6, 2011
99-13	*	Material Change Report dated September 21, 2011
99-14	*	Material Change Report dated September 8, 2011
99-15	*	Material Change Report dated July 14, 2011
99-16	*	Material Change Report dated April 5, 2011
99-17	*	Material Change Report dated January 20, 2011

Press Releases
99-18	*	Press Release dated February 16, 2012
99-19	*	Press Release dated February 14, 2012
99-20	*	Press release dated January 16, 2012
99-21	*	Press Release dated January 13, 2012
99-22	*	Press Release dated January 12, 2012
99-23	*	Press Release dated January 10, 2012
99-24	*	Press Release dated January 5, 2012
99-25	*	Press Release dated December 1, 2011
99-26	*	Press Release dated November 22, 2011
99-27	*	Press Release dated November 10, 2011
99-28	*	Press Release dated October 28, 2011
99-29	*	Press Release dated October 27, 2011
99-30	*	Press Release dated October 25, 2011
99-31	*	Press release dated October 13, 2011
99-32	*	Press release dated October 11, 2011
99-33	*	Press release dated October 6, 2011
99-34	*	Press release dated October 4, 2011
99-35	*	Press release dated September 21, 2011
99-36	*	Press release dated September 13, 2011
99-37	*	Press release dated September 8, 2011
99-38	*	Press release dated August 3, 2011
99-39	*	Press release dated July 6, 2011
99-40	*	Press release dated June 16, 2011

99-41	*	Press release dated June 13, 2011
99-42	*	Press release dated June 9, 2011
99-43	*	Press release dated May 11, 2011
99-44	*	Press release dated April 27, 2011
99-45	*	Press release dated April 19, 2011
99-46	*	Press release dated April 18, 2011
99-47	*	Press release dated April 5, 2011
99-48	*	Press release dated March 11, 2011
99-49	*	Press release dated March 9, 2011
99-50	*	Press release dated February 9, 2011
99-51	*	Press release dated February 8, 2011
99-52	*	Press release dated February 3, 2011
99-53	*	Press release dated February 1, 2011
99-54	*	Press release dated January 20, 2011
99-55	*	Press release dated January 11, 2011
99-56	*	Press release dated January 6, 2011

Technical Reports
99-57		Technical Report on the Kamistiatusset Property dated October 26, 2011
99-58		Preliminary Economic Assessment Report of the Kamistiatusset Iron Ore Property dated September 8, 2011
99-59		Technical Report on Kamistiatusset Property dated May 20, 2011
99-60		Technical Report on Kamistiatusset Property dated February 12, 2010

Other Material Documents Filed with Canadian Securities Regulators
99-61	*	Code of Business Conduct and Ethics
99-62	*	Early Warning Report dated January 13, 2012
99-63	*	Subscription Agreement dated January 11, 2012
99-64	*	Notice of Change dated October 14, 2011
99-65	*	Certificate of Change Name dated September 30, 2011
99-66	*	Notice of Alternation dated September 30, 2011
99-67	*	Warrant Indenture dated December 16, 2010
99-68	*	Underwriting Agreement dated December 16, 2010
99-69	*	Form 5D Escrow Agreement (Value Security) dated December 6, 2010 and filed June 8, 2011
99-70	*	Agreement between Altius Resources Inc. and Alderon Resource Corp. dated December 6, 2010 and filed June 8, 2011
99-71	*	Form 5D Escrow Agreement (Value Security) dated February 25, 2010 and filed June 8, 2011
99-72	*	Waiver and Acknowledgement dated January 15, 2010 and filed March 10, 2010
99-73	*	Assignment Agreement dated December 15, 2009 and filed March 10, 2010
99-74	*	Share Exchange Agreement dated December 15, 2009 and filed March 10, 2010
99-75	*	Option Agreement dated November 2, 2009 and filed March 10, 2010

Consents/Certifications
99-76	*	Consent of Independent Auditors dated February 22, 2012
99-77	*	Consent of Qualified Person dated February 22, 2012
99-78	*	Consent of Qualified Person dated February 22, 2012
99-79	*	Consent of Qualified Person dated February 22, 2012
99-80	*	Consent of Qualified Person dated February 22, 2012
99-81	*	Consent of Qualified Person dated February 22, 2012
99-82	*	Consent of Qualified Person dated February 22, 2012
99-83	*	Certificate of Interim Filings dated November 25, 2011 (CEO)
99-84	*	Certificate of Interim Filings dated November 25, 2011 (CFO)
99-85	*	Certification of Interim Filings Venture Issuer Basic Certificate dated August 26, 2011 (CEO)
99-86	*	Certification of Interim Filings Venture Issuer Basic Certificate dated August 26, 2011 (CFO)
99-87	*	Certification of Interim Filings Venture Issuer Basic Certificate dated June 23, 2011 (CEO)
99-88	*	Certification of Interim Filings Venture Issuer Basic Certificate dated June 23, 2011 (CFO)

99-89	*	Certification of Annual Filings in connection with voluntarily filed AIF dated June 8, 2011 (CEO)
99-90	*	Certification of Annual Filings in connection with voluntarily filed AIF dated June 8, 2011 (CFO)
99-91	*	Certification of Annual Filings - venture issuer basic certificate dated April 21, 2011 (CEO)
99-92	*	Certification of Annual Filings - venture issuer basic certificate dated April 21, 2011 (CFO)

*Previously Filed